Exhibit 1

                                [Form of Notice]

     Notice is hereby given that Applicant Duke Energy Corporation, a North Carolina corporation ("Duke Energy"), has entered into an Amended and Restated Combination Agreement with Westcoast Energy Inc. ("Westcoast"), a corporation organized under the laws of Canada, pursuant to which Duke Energy will acquire the stock of Westcoast in exchange for $3.5 billion in cash and stock and the assumption of approximately $5 billion in Westcoast debt (the "Acquisition"). Applicant has applied under Section 3(b) of the Public Utility Holding Company Act of 1935, as amended ("1935 Act"), for an order exempting certain foreign public-utility companies that will be acquired by Duke Energy in conjunction with the Acquisition. Pursuant to such exemption, Duke Energy and its intermediate subsidiaries would become exempt from all obligations as a holding company under Rule 10, promulgated by the Commission under the 1935 Act, and exempt from Section 9(a)(2) of the 1935 Act pursuant to Rule 11(b)(1) promulgated thereunder. All interested persons are referred to the application, which is summarized below, for a complete statement of the facts.

     The Applicant states that Westcoast has three subsidiaries that are public-utility companies operating exclusively outside the United States ("Non-U.S. Utilities"). None of the Non-U.S. Utilities, either before or after the Acquisition, will serve customers in the United States, nor will the Non-U.S. Utilities derive any income directly or indirectly from sources within the United States. The Non-U.S. Utilities are as follows:

     1. Union Gas Limited ("Union Gas"), a wholly-owned, direct subsidiary company of Westcoast, is engaged in the transportation and storage of natural gas and the distribution of natural gas to residential, commercial and industrial customers in Ontario, Canada;

     2. Pacific Northern Gas Ltd. ("Pacific Northern"), a 40.04%-owned, direct subsidiary company of Westcoast, is engaged in the transportation of natural gas and distribution of natural gas to residential, commercial, and industrial customers in British Columbia, Canada; and

     3. P.T. Puncakjaya Power ("PJP"), a 42.86%-owned, indirect subsidiary company of Westcoast, is engaged in the generation and sale of electric power to industrial customers in Irian Jaya, Indonesia.

     The Applicant states that Union Gas is organized under the laws of Ontario, Canada. Pacific Northern is organized under the laws of British Columbia, Canada. PJP is organized under the laws of the Republic of Indonesia. The Applicant further states that Westcoast directly owns a 100% share of Union Gas. Westcoast directly owns 40.04% of the non-voting Class A Common shares of Pacific Northern and 100% of the voting Class B shares. Westcoast indirectly owns, through Westcoast (PJP) Holdings, Inc., a 42.86% share of PJP. Duke Energy currently indirectly owns, through Duke Energy International PJP Holdings (Maruritius), Ltd., a 42.86% share of PJP. Upon and after the effective date of the Acquisition, Duke Energy may, for tax, legal, regulatory or administrative reasons, restructure the corporate organization described above.


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     The  Non-U.S.  Utilities  will  not  engage  in any business other than the acquisition of Canadian or Indonesian public-utility companies, the supervision of Duke Energy's investments in Canada and Indonesia, and the participation in the management and operation of Canadian and Indonesian public-utility companies.

     The Applicant asserts that the Non-U.S. Utilities derive no income from United States operations. The Non-U.S. Utilities are not qualified to do business in any state of the United States, nor is any Non-U.S. Utility a public-utility company operating in the United States. The Non-U.S. Utilities have no plan to derive any income from United States operations, from any company qualified to do business in any state of the United States, or from any public-utility company operating in the United States.

     It is asserted that the operations of the Non-U.S. Utilities are and will be exclusively in Canada and Indonesia and that Duke Energy's domestic utility customers will not be put at risk of any adverse financial effects resulting from the operations of the Non-U.S. Utilities, nor will the ability of the state commissions of North Carolina and South Carolina to protect the interests of consumers in their respective states be adversely affected.

     The Applicant asserts that the Non-U.S. Utilities are entitled to the exemption without qualification provided for by Section 3(b) of the 1935 Act, and accordingly that Duke Energy and its intermediate subsidiaries are entitled to the exemption from all obligations as a holding company provided for by Rule 10(a)(1) of the 1935 Act.

     The Applicant asserts that if the Non-U.S. Utilities are exempt without qualification under Section 3(b) of the 1935 Act, then Duke Energy and certain Duke Energy subsidiary companies would be entitled to the exemption provided for by Rule 10 of the 1935 Act.

     The  Applicant also asserts that if the Non-U.S. Utilities are exempt under
Section 3(b) of the 1935 Act, then Duke Energy and its intermediate subsidiaries would be entitled under Rule 11(b)(1) to an exemption from Section 9(a)(2) of the Act.

     Notice  is  further  given  that  any interested person may, not later than
          ,  2002,  request  in writing that a hearing be held in respect of the
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request  for  exemption,  relating to the nature of his interest and the reasons for each request, and the issues of fact or law which he decides to controvert; or he may request that he be notified should the Commission order a hearing herein. Any such request should be addressed: Secretary, Securities and Exchange Commission, Washington, DC 20549. At any time after said date, the Commission may grant the exemption requested, or take such other action as it deems appropriate.



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